Exhibit 99.2

VANC Pharmaceuticals Provides Corporate Update

May 19, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (“OTC”) markets, is pleased to announce the results of the Company’s Annual General and Special Meeting held April 30, 2015 (the “Meeting”).  The shareholders of the Company elected Eugene Beukman, Aman Parmar and Sina Pirooz as directors of the Company for the upcoming year.

The Directors appointed the following officers of the Company:  Arun Nayyar as Chief Executive Officer, Aman Parmar as Chief Financial Officer and Eugene Beukman as Corporate Secretary.

The Company also wishes to announce that further to its news release dated April 2, 2015, shareholders passed a special resolution approving the Advance Notice Policy of the Company and adoption of a new form of the Company’s Articles which includes provisions requiring advance notice of director nominees from Shareholders and subsequently by the TSX Venture Exchange (the “Exchange”).  On May 14, 2015, the Exchange advised that it has no objection to the Company’s new Articles which includes the advance notice provision.  A copy of the Company’s new Articles has been filed on SEDAR under the Company’s profile.

The Company also wishes to announce that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Company’s 2015 Stock Option Plan (‘the “Plan”) was approved by its shareholders at the Annual General and Special Meeting held April 30, 2015, and subsequently by the Exchange on May 15, 2015.  The Company currently has a 10% Rolling Stock Option Plan with 3,780,000 stock options issued and a further 1,637,010 shares reserved for further issuance under the Plan.

For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Aman Parmar,

Chief Financial Officer and Director

aparmar@vancpharm.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 Vanc Pharmaceuticals Inc.

May 19, 2015

 News Release

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.